
COLLEGE
COLLEGE
COLLEGE

INVEST IN **AKALA**

A scalable (and affordable) college admissions guidance platform backed by USC, Google and Techstars

goakala.com Los Angeles, CA

Female Founder SaaS Minority Founder

Highlights

1. We have over $1.1M in revenue to date. We are up 300% year of year.
2. We are two stars of the hit Netflix documentary, OPERATION VARSITY BLUES (on the ethical side!)
3. We are backed by Google, GSV, USC, Gener8tor, and Techstars
4. Check out our video for our employee benefit model. We just signed Visa! http://y2u.be/T05SJ0V3Ulo
5. Check out our video and see the impact! https://vimeo.com/377190995
6. We're born out of a company (PEN) that served over 15,000 students.We have a deep domaine expertise!
7. We just hired a new head of sales who used to run sales at Kaplan, Revolution Prep and C2!
8. Out of 268 parent consultations, we have closed 205 families, giving us a 76% close rate!

Featured Investor



Nirav Patel
Syndicate Lead

Follow

Invested $30,000

"This is an amazing platform. All kids deserve this platform to help them on their journey to college. Perry and his team have personally changed my three kids lives. They empower children to be the best they can be and excel to make their dreams come true. The team makes the college admissions process seamless. They take away all the stress that the whole process can entail. The team really understsnds the strengths and weaknesses of each student. This platform is long over due."

Our Team


COLLEGE

Perry Kalmus Co-Founder and CEO

Outside of graduating cum laude from Williams College and surviving a major Hollywood talent agency, Perry is proud of building AKALA and watching students make it to colleges they never would have dreamed of otherwise

Kids think about college way too late (11th grade). Private counselors cost way too much. ($200-1500 per hour) School counselors are stretched way too thin (500:1 ratio). Our knowledge economy requires a degree to succeed. Yet, 17,000 high schools DO NOT have a dedicated college counselor! That's ⅔ of all public schools! That's insane.



Debon Lewis Co-Founder and President

Outside of graduating from UPENN, becoming a first-time father and being a loyal husband, Debon was the founding principal of 3 charter middle schools in the Kipp and Achievement First networks, changing the lives of America's underserved youth.



Barbara Kalmus Co-Founder and Head of Product

Aside from raising 3 children to be global citizens, Barbara founded the Princeton Education Network in 1994. The company has helped 15,000 students get into the colleges of their dreams. Now she is fulfilling her life mission of giving access to all.



Steve Helgeson VP of Sales

Ran sales at Kaplan, Revolution Prep and C2



Lindsay Opie Counselor

Leading a consulting team for LACI on a project for a client, all in Spanish. They were an LA community garden working to fight food insecurity and she helped them develop a new youth intern program and a community supported agriculture box system.



Joelle Ferguson Counselor

Winning $10,000 at USC to initiate a campus-wide mental health program.



Mirko Bojcic Technical Lead / Chief Architect

He saved the AKALA platform!

AKALA, tackling to the college admissions guidance crisis in America!


AKALA
Company
AKALA is a woman and minority-owned college admissions counseling platform that provides technology, curriculum and bespoke guidance to high school students, maximizing their potential during the admissions journey to college.
Mission
To give ALL students, regardless of demographics, access to a holistic, best-in-class solution that allows them to navigate and excel in the complicated and highly competitive college admissions process.

PROBLEM

There's a big problem with college prep

- Kids start way too late (11th grade)
- Private counselors cost way too much ($200 to $1500 per hour)
- School counselors are stretched way too thin (1:500 ratio)


ONE
CROWDED
SCHOOL

Did you know?
17,000 high schools in America **DO NOT** have a dedicated college counselor. That's 2/3 of our entire public schools system!

SOLUTION

AKALA MAKES IT EASY TO NAVIGATE THE JOURNEY TO COLLEGE.

All students need to do is open our platform and an awesome UI appears with everything they need to do, and one-on-one support is available when needed. *It's magic.*



PATH TO SUCCESS|GLOBAL

One Platform - 3 Revenue Streams

Did you know?
At the current rate that the US is producing college graduates, the country is expected to face a shortfall of **11 MILLION** skilled workers over the next 6 years.* Now that's not a number of people problem. It's a number of people WITH DEGREES problem. AKALA will solve it.

SOURCE: Gates Foundation

1 B2C - Private Pay

Individual families pay $75 per month

2 Employee Benefit Program

Corporations offer AKALA as an employee benefit. $75 per employee per month

3 International

Families pay $10-25K for a premium version of the product



PATH TO SUCCESS|GLOBAL

TRACTION

This year, we helped domestic students get accepted into all the top 25 schools.

International students on the AKALA® platform have been accepted into UPENN, Emory, Barnard, Cornell, Chicago, UVA, UNC, UIUC, NYU, Duke, Brown, Emory and more.

Total Revenue

$700,000




PATH TO SUCCESS|GLOBAL
MARKET SIZE
The market size is enormous. It's simple math really.
20 Million:
Total number of students who will attend college, grades 8-12, in the US
B2C MODEL
Based on demographics, we will target 9 million students grades 7-12 paying $900 annually
= $8.1 Billion
EMPLOYEE BENEFIT MODEL
Through corporations, we can reach more middle and lower middle class families. 2 million students at $900 annually.
=$1.8 Billion
International
250 thousand students paying an average of $15K per student
= $3.75 Billion

**Market sizing projections are not guaranteed


PATH TO SUCCESS I USA
TRACTION
After Demo-Day at Google, we raised a $550K pre-seed round.
Since then, AKALA joined the EdVentures and G-Beta incubators, was one of two big winners for USC Marshall's biggest competition, was a 43 North finalist (out of 500 companies!) and was designated an ASU-GSV elite 200 startup two years in a row.
2017
GSV PIONEER
Google Developers Launchpad
unreasonable institute
$550K Pre-Seed Round
2020-2022
43NORTH
BUFFALO'S GLOBAL BUSINESS PLAN COMPETITION
gener8tor
SVCC 2020 WINNER
EdVentures
USC Rossier
ASU GSV ELITE 200


IN THE PRESS:
OPERATION VARSITY BLUES
THE COLLEGE
ADMISSIONS SCANDAL
CNN
E
VOGUE
Angelina
Jolie
cheddar
news
NEWSNATION
CHICAGO'S VERY OWN
WGN9
cheddar
news

This show, being pitched to all the major networks, will deliver a massive top-of-funnel to the AKALA platform and our 3 revenue models


VARIETY
HOME > TV > NEWS
Producers Ken Mok and Scott Koondel Shop 'The College Whisperer' Docu Series
By Cynthia Littleton


THE COLLEGE
WHISPERER

TEAM

COMPANY LEADERSHIP







Perry Kalmus

Star of the hit Netflix documentary, OPERATION VARSITY BLUES, and graduate of The Lawrenceville School and Williams College. Perry Co-Founded the Princeton Education Network (PEN) in 2005. He and Barbara have served over 15,000 students. He was also cofounder and CEO of a subscription-based tech startup that won Venture Beat's DEMO conference. In another career, Perry also worked at the big 3 talent agency, UTA, for three years.

Debon Lewis

Graduate of The Lawrenceville School and UPENN. Debon has over 15 years of experience in Urban Education working as an instructional coach and principal in traditional public schools and in the renowned KIPP charter school in NYC. He was also a founding member of three charter schools with Achievement First.

Barbara Kalmus

Star of the hit Netflix documentary, OPERATION VARSITY BLUES and graduate of Syracuse University and a Masters in Education from Suffolk University. Barbara has 40 years of experience in education. She founded the Princeton Institute for Quality Education in 1995 and then co-Founded PEN in 2005. With over 15,000 students served, she brings deep college admissions experience to the team.

TEAM & ADVISORS

STRATEGIC GUIDANCE FROM A RANGE OF FIELDS



Scott Koondel

Former SVP and Chief Licensing Officer at CBS



Brooke Rios

Executive Director NewLA Charter Schools



Andy Ramirez

Former admissions officer at Princeton University and Director, Head of College Counseling at the Dalton School, Princeton Day School, and Greenwich Country Day School



Gary Berger

Head of College Counseling at Bushwick High School



Martin Whitfield

NJ Scholars Elite Basketball Academy/Former executive with the NBA



Martin Amps | Tech Lead

Martin has been the technical lead at Trello for three years. Prior to that, he was the CTO at recently exited iCracked, a YC backed startup. He specializes in Architectural overview and design. Poised to be our CTO.



Nancy Icenhower

Head of College Counseling at the Hun School of Princeton and West Windsor Plainsboro High School

GRADUATES OF:

Google Developers Launchpad

GSV PIONEER

TIMELINE

FINANCIALS

YEAR 1

$1.15M

- **500 Employee Benefit Students** paying $900 each per year
- **500 Private-Pay Students** paying $900 each per year
- **10 International Students** paying $15K each with $30K-$60K bonuses for performance

2024

YEAR 2

$2.9M

- **1500 Employee Benefit Students** at $900 each per year
- **1000 Private-Pay Students** paying $900 each per year
- **45 International Students** paying $15K each with $30K-$60K bonuses for performance

YEAR 3

$13.95M

- **10,000 Employee Benefit Students** paying $900 each per year
- **3000 Private-Pay Students** paying $900 each per year
- **150 International Students** paying $15K each with $30K-$60K bonuses for performance

**forward looking projections are not guaranteed

ASK

USE OF FUNDS

AKALA

AKALA is raising **$1 million** to onboard:
-500 individual subscribers
-100 PAL & BGC chapters
-25 Chinese Families
within the next 18 months.

USE OF FUNDS	AMOUNT
Sales and Marketing	**$430,000**
1 operations/sales director	
2 regional sales (SoCal & NJ)	
1 Marketing/design director	
1 Manager of all Youth Engagement Orgs.	
Engineering	**$415,000**
1 Tech Lead	
1 AI/Machine Learning Lead	
2 ios/android developers	
1 data Engineer	
General and Administrative	**$115,000**
Legal	**$40,000**
Total	**$1,000,000**

DILIGENCE

Frequently Asked Questions

Why are you different from your competitors?

Most of our competitors are college search-match-and-selection products that pick up students in 11th grade. But at that point student's have missed huge opportunities to be better college applicants. AKALA picks students up as early as 8th grade and guides their decision-making so they can become great applicants by senior year. Our competitors are also either tech-only, or they incorporate humans but are far too expensive. AKALA's blended model is critical because it allows us to utilize technology to scale personal one-on-one consulting. Technology alone cannot solve the college admissions crisis.

What future product features will be implemented into the platform?

We will be adding portals for scholarship and college search. In addition we will be launching AKALA PeerPals and a career mentorship program with volunteers from the corporate and professional sectors. We also plan to further develop features like test-preparation and essay guidance.

What are other possible revenue streams?

We plan to launch an Enrollment Placement Management system for universities that will allow them to better recruit students. Next, we plan to monetize our big data. Finally, we offer AKALA as part of corporate perk packages.

Why do you say that students are starting too late?

Decisions as early as middle school can influence a student's trajectory. Most students are not even introduced to the college process until the end of 11th grade and in many cases, not until senior year. By then, they have missed HUGE opportunities to be better college applicants. In underserved areas, this usually means that students have fallen off the path to college.

THANK YOU!

AND CHECK OUT OUR VIDEOS

AKALA 2023

Google DEMO Day

ASU-GSV Conference

AKALA

CONTACT US
Perry Kalmus
Beverly Hills, CA
perry@goAKALA.com
609-915-9997




SVCC 2020 WINNER
Check out our founders interviewed in
THE COLLEGE ADMISSIONS SCANDAL
OPERATION VARSITY BLUES
AKALA
CLOSING THE COLLEGE ADMISSIONS GUIDANCE GAP
GRADUATES OF:
Google Developers Launchpad
GSV PIONEER
OUR VIDEOS
AKALA 2023
Google DEMO Day
ASU-GSV Conference